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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

756764106
(CUSIP Number)

Alexander B. Washburn c/o Columbia Pacific Advisors, LLC 1910 Fairview Avenue East, Suite 500 Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Columbia Pacific Opportunity Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,313,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,313,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,313,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Columbia Pacific Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,313,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,313,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,313,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alexander B. Washburn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

2,313,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,313,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTINGERSON

2,313,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel R. Baty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,313,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,313,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,313,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stanley L. Baty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,313,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,313,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,313,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brandon D. Baty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,313,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,313,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,313,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

Item 1.	Security and Issuer.

The name of the issuer is Red Lion Hotels Corporation, a Washington corporation (the "Issuer").  The address of the Issuer's offices is 201 W. North River Drive, Suite 100, Spokane, Washington 99201.  This schedule relates to the Issuer's common shares (the "Shares").

Item 2.	Identity and Background.

(a(a-c, f) This Schedule 13D is being filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership, Columbia Pacific Advisors LLC, a Washington limited liability company, Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a “Reporting Person” and collectively the “Reporting Persons”).  The principal business address of the Reporting Persons is 1910 Fairview Avenue East, Suite 500, Seattle, Washington 98102.  Columbia Pacific Advisors LLC serves as the investment manager of Columbia Pacific Opportunity Fund, L.P. (the “Fund”).  Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser and are primarily responsible for all investment decisions regarding each Fund’s investment portfolio.  The Shares reported herein are held in the portfolio of the Fund.

(d)	None of Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Columbia Pacific Opportunity Fund, L.P. may be deemed to beneficially own 2,313,108 Shares.

As of the date hereof Columbia Pacific Advisors, LLC may be deemed to beneficially own 2,313,108 Shares.

As of the date hereof Alexander B. Washburn may be deemed to beneficially own 2,313,108 Shares.

As of the date hereof Daniel R. Baty may be deemed to beneficially own 2,313,108 Shares.

As of the date hereof Stanley L. Baty may be deemed to beneficially own 2,313,108 Shares.

As of the date hereof Brandon D. Baty may be deemed to beneficially own 2,313,108 Shares.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired shares of the Common Stock of the Issuer for investment purposes.  The Reporting Persons currently believe that the Issuer would be better able to realize enhanced value as a private entity.  Accordingly, the Reporting Persons commenced exploratory discussions with management of the Issuer in April 2008 regarding a possible transaction whereby the Reporting Persons would have acquired control of the Issuer.  Upon the Issuer’s request, the Reporting Persons sent a confidential letter to the board of directors of the Issuer indicating the Reporting Persons’ interest in continuing discussions and containing a preliminary analysis of what the Reporting Persons believed constituted fair value for such a transaction at that time.  The Issuer subsequently discontinued discussions with the Reporting Persons.  The Reporting Persons continue to believe that a transaction whereby the Reporting Persons would acquire control of the Issuer is in the best interests of the shareholders.  As such, the Reporting Persons have sent a letter (the “Letter”), attached hereto as Exhibit B, to the Board of Directors of the Issuer, offering to proceed with the negotiation of the Reporting Persons acquiring control of the Issuer through a merger.

Other than as listed above, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,313,108 Shares, or 12.7% of the Shares of the Issuer, based upon the 18,228,271 Shares outstanding as of April 30, 2008, according to the Issuer’s most recent Form 10-Q filing.

Columbia Pacific Opportunity Fund, L.P. shares the power to vote or direct the vote of 2,313,108 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. shares the power to dispose or direct the disposition of the 2,313,108 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Columbia Pacific Advisors, LLC shares the power to vote or direct the vote of 2,313,108 Shares to which this filing relates.  Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Columbia Pacific Advisors, LLC shares the power to dispose or direct the disposition of the 2,313,108 Shares to which this filing relates.  Columbia Pacific Advisors, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Columbia Pacific Advisors, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Alexander B. Washburn shares the power to vote or direct the vote of 2,313,108 Shares to which this filing relates.  Alexander B. Washburn has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Alexander B. Washburn shares the power to dispose or direct the disposition of the 2,313,108 Shares to which this filing relates.  Alexander B. Washburn has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Alexander B. Washburn specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Daniel R. Baty shares the power to vote or direct the vote of 2,313,108 Shares to which this filing relates.  Daniel R. Baty has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Daniel R. Baty shares the power to dispose or direct the disposition of the 2,313,108 Shares to which this filing relates.  Daniel R. Baty has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Daniel R. Baty specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Stanley L. Baty shares the power to vote or direct the vote of 2,313,108 Shares to which this filing relates.  Stanley L. Baty has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Stanley L. Baty shares the power to dispose or direct the disposition of the 2,313,108 Shares to which this filing relates.  Stanley L. Baty has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Stanley L. Baty specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Brandon D. Baty shares the power to vote or direct the vote of 2,313,108 Shares to which this filing relates.  Brandon D. Baty has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Brandon D. Baty shares the power to dispose or direct the disposition of the 2,313,108 Shares to which this filing relates.  Brandon D. Baty has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Brandon D. Baty specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

There have not been any transactions in the Shares effected by the Reporting Persons in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Letter to the Board of Directors of the Issuer dated June 27, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2008
(Date)

COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
/s/ Alexander B. Washburn
Name: Alexander B. Washburn Title: Managing Member of Columbia Pacific Advisors, LLC, its general partner

COLUMBIA PACIFIC ADVISORS, LLC
/s/ Alexander B. Washburn
Name: Alexander B. Washburn Title: Managing Member ALEXANDER B. WASHBURN /s/ Alexander B. Washburn
DANIEL R. BATY /s/ Daniel R. Baty
STANLEY L. BATY /s/ Stanley L. Baty
BRANDON D. BATY /s/ Brandon D. Baty

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Stock of Red Lion Hotels Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 27th day of June, 2008.

COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.*
/s/ Alexander B. Washburn
Name: Alexander B. Washburn Title: Managing Member of Columbia Pacific Advisors, LLC, its general partner

COLUMBIA PACIFIC ADVISORS, LLC*
/s/ Alexander B. Washburn______________________
Name: Alexander B. Washburn Title: Managing Member ALEXANDER B. WASHBURN* /s/ Alexander B. Washburn
DANIEL R. BATY* /s/ Daniel R. Baty
STANLEY L. BATY* /s/ Stanley L. Baty
BRANDON D. BATY* /s/ Brandon D. Baty

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

June 27, 2008

Don Barbieri
Chairman of the Board
Red Lion Hotels Corporation
820 North Post Street
Suite 603
Spokane, WA 99201

Dear Don:

Columbia Pacific Opportunity Fund, LP (“Columbia”) is a substantial shareholder of Red Lion Hotels Corporation (“Red Lion” or the “Company”) currently owning approximately 2,313,108 shares or 12.7% of the Company.  Our investment in Red Lion reflects our confidence in the company, however we believe the Company would better be able to realize enhanced value as a private entity.

Columbia and various related entities are pleased to submit a non-binding offer to acquire all of the outstanding shares of Red Lion at cash price of $9.50 per share, representing a 35% premium to today’s closing price of $7.05.  Any offer would be subject to, among other things, our due diligence, satisfactory negotiations of the terms and conditions of the merger agreement including customary schedules on terms reasonable satisfactory to Columbia, receipt of any necessary governmental, regulatory and third party approvals, no change in Red Lion’s capitalization, no material adverse change in Red Lion’s business prospects, results from operations or financial condition, and discussions with the Red Lion Board and Management.

We anticipate that our due diligence would be typical for a transaction of this type.  We expect that we can accomplish this due diligence review within 60 days.  We also understand that we would enter into a confidentiality agreement with Red Lion in connection with the due diligence process.

We are prepared to proceed immediately with discussions and our due diligence review in anticipation of signing a definitive merger agreement upon the execution of a confidentiality agreement. We look forward to the opportunity to discuss our proposal in more detail with the Board of Directors and Management. Please give me a call to discuss how to move forward.

Sincerely,

Daniel R. Baty
Columbia Pacific Opportunity Fund, LP

SK 26193 0001 896352 v2